

February 26, 2013

<u>Via E-mail</u>
Ms. Glenda Flanagan
Executive Vice President and Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

      Re: Whole Foods Market, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2012
            Filed November 21, 2012
            File No. 0-19797

Dear Ms. Flanagan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filling to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief